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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

Filed as Confidential Information

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

David Nevin 770 857 2431

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Affirmation

I, Catherine O'Connor affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Creditex Securities Corporation (the Company) as of December 31, 2009, is true and correct. I further affirm that neither the Company nor any principal or director has any proprietary interest in any account classified solely as that of a customer.



Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

Subscribed and sworn to before me,

On this day 23rd of February 2010



Notary Public

MICHAEL F. DiSTEPHAN
Notary Public, State of New York
No. 02DI6071104
Qualified in Queens County
Commission Expires March 11, 20 10

Creditex Securities Corporation
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

ERNST & YOUNG

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Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

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Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

The Management
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Creditex Securities Corporation at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 7,439,534
Receivable from clearing broker	199,925
Accounts receivable	217,035
Deferred tax assets	273,168
Other assets	265,470
Total assets	$ 8,395,132
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 649,466
Income tax payable	2,170,169
Due to affiliate	235,352
Total liabilities	3,054,987
Stockholder's equity:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional paid in capital	1,850,000
Retained earnings	3,050,145
Total stockholder's equity	5,340,145
Total liabilities and stockholder's equity	$ 8,395,132

See accompanying notes.

Creditex Securities Corporation
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Notes to Financial Statements

December 31, 2009

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company brokers fixed income securities transactions between financial institutions and assists in credit event auctions to process settlement of credit derivative trades following a corporate default. The Company is a wholly owned subsidiary of CreditTrade Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI).

Pursuant to an acquisition that closed on August 29, 2008, CGI became a wholly-owned subsidiary of the IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company elected not to reflect any purchase price adjustments from the transaction with ICE.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation – The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S (U.S. GAAP).

Securities Transactions – Commission revenue is earned from the brokering of liquid fixed income securities between financial institutions. Such commission revenue arising from these activities is recognized when both parties to the trade, buyer and seller, confirm agreement of terms, which is the date the trade is executed.

Due to the nature of the settlement process and the liquidity of the brokered securities, management believes the risk of incurring a liability as a result of a counterparty default to be remote. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. Such amount is recorded in other assets in the accompanying balance sheet.

2. Summary of Significant Accounting Policies (continued)

Credit Event Auctions – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recorded when the auction is successfully completed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from clearing broker represent commissions earned from securities transactions. Accounts receivable consists primarily of service fees earned from credit event auctions and are due from ISDA. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions, and other factors. Accounts are written off when deemed uncollectible by management, however, the Company historically has had no credit losses.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand as well as money market funds which invest in high quality, short-term securities that are issued or guaranteed by the U.S. government or agencies. Interest earned from money market funds is recorded on an accrual basis.

Financial Instruments – The carrying amounts of accounts receivable, accounts payable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk – A significant portion of the Company's revenues are generated from several large U.S.-based customers. Substantially all the credit event auction fee revenues are from one customer, as are the related receivables. For the year ended December 31, 2009, approximately 64% of commission revenues were generated from the Company's four largest fixed income customers. Substantially all cash and cash equivalents are held with one depository institution.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2009, as such lease commitments reside with CGI.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

During the year ended December 31, 2009, the Company incurred expenses of $2,359,614 for rent, insurance, utilities, professional fees, personnel, income taxes, and other services in accordance with the Management Services Agreement dated January 1, 2009 between the Company and CGI (the Agreement). At December 31, 2009, the Company owed $235,352 to CGI for such expenses. Payment of this related party balance by the Company is not scheduled or provided for under the Agreement. However, the Company is obligated to make payments at the discretion of CGI. Payments of $5,528,439 were made to CGI during the year ended December 31, 2009 related to this Agreement, including $681,400 for income taxes paid on behalf of the Company.

Salaries and payroll taxes of certain personnel of CGI directly involved in the operations of the Company were allocated based on percentages as defined by the Agreement. Salaries, bonuses and benefits of registered representatives of the Company were also allocated from CGI based on an estimated percentage of fixed income revenue in relation to total revenues as defined by the Agreement. Both are included in employee compensation and benefits in the statement of operations.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $4,320,706 which was $4,117,061 in excess of its required net capital of $203,645. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

6. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the future consequences of net operating loss carry forwards. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2009, the Company had deferred tax assets of $273,168, comprised primarily of book to tax timing differences relating to deferred compensation plans and no valuation allowance has been recognized against these deferred tax assets.

7. Subsequent Events

In May 2009, the Financial Accounting Standards Board issued what is now part of ASC Topic 855 related to the reporting of subsequent events. This standard prescribes the period after the balance sheet date during which an entity should evaluate transactions for potential recognition, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and the related disclosure requirements. The Company has evaluated subsequent events through February 25, 2010, the date of issuance of these financial statements, and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying financial statements.

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STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade Inc.)
As of December 31, 2009
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.

Ernst & Young LLP


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